RECEIVED

2006 DEC 19 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

December 1, 2006

NABI Bus Industries [redacted]

06019380

SUPPL

Re: ~~Exbus Asset Management~~ Nyrt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press release including the resolutions accepted by the EGM held on December 1, 2006.

Sincerely,

Bence Vidomusz
Exbus Nyrt.

Attachment:

- Exbus Nyrt. press release

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

dlw 12/19

Newsrelease

RECEIVED
2006 DEC 19 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

December 1, 2006

Resolutions of the Extraordinary General Meeting of EXBUS Nyrt

EXBUS Nyrt's Extraordinary General Meeting was held and repeated on December 1, 2006. Shareholders owning 38,73 percent of all shares attended the EGM. The shareholders voted in favor of the suspension of the EGM until December 30, 2006. The EGM adopted the following resolutions:

Resolution no. 56/2006 (XII.1.)

"The Extraordinary General Meeting has disapproved with 1 211 433 votes for (67,62%) 579 989 votes against (32,38%), without abstentions (0%) the proposal regarding the amendment of the Articles of the Company on the alteration of the transformation rules of the Company."

(The decision would have required 75 per cent votes for.)

Resolution no. 57/2006 (XII.1.)

"The Extraordinary General Meeting has approved with 1 190 087 votes for (66,43%), 5 000 votes against (0,28%) and 596 335 abstentions (33,29%) the shareholder proposal on the suspension of the EGM. In accordance with the above the Extraordinary General Meeting will continue at the registered seat of the Company (45 Újszász utca, Budapest 1165, Hungary) at 10:00 a.m. on December 30, 2006."

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu